

July 14, 2022

<u>Via Email</u>

Kelley A. Howes
Morrison Foerster
370 Seventeenth Street
4200 Republic Plaza
Denver, CO 80202-5638

> Forum Real Estate Income Fund
> Initial Registration Statement on Form N-2
> <u>File Nos. 333-265566 and 811-23658</u>

Dear Ms. Howes,

On June 14, 2022, Forum Real Estate Income Fund (formerly Forum CRE Income Fund) (the "<u>Fund</u>") filed a registration statement on Form N-2 (the "<u>Registration Statement</u>") under the Securities Act of 1933, as amended (the "<u>1933 Act</u>") and the Investment Company Act of 1940, as amended (the "<u>1940 Act</u>"). We have reviewed the filing and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

GENERAL

1. We note that the Registration Statement is missing information and exhibits and contain bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

2. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

3. We note that the Registration Statement discloses a number of requests for exemptive relief (*e.g.*, multi-class and co-investment relief). Please advise us as to the status of each of the applications disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

4. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

FACING PAGE

5.   Section 8(c) of the 1933 Act relates to post-effective amendments, please remove the check from the box next to "when declared effective pursuant to Section 8(c)."

PROSPECTUS

<u>Cover page</u>

6.   Per the discussion in *Prospectus Summary—Investment Strategies*, please disclose in the cover page strategy discussion that the Fund invests in below investment grade securities.

7.   Please revise the Fund's 80% policy to make clear how the investments listed in the policy are tied to commercial real estate. While you may wish to make other revisions in response to this comment, please ensure that the following items are addressed in the disclosure:

       a. clarify whether the equity and preferred securities are issued by commercial real estate companies and/or other real estate-related companies. Please clarify the distinction between commercial real estate-related and real estate-related companies as they pertain to the Fund's investments. In this regard, we note that to be a commercial real estate-related company, the company's economic fortunes must be significantly tied to its participation in, or servicing of, the commercial real estate industry;

       b. clarify how loan and equity participations are tied to commercial real estate;

       c. explain what is meant by "structured real estate mortgage investment conduits;" and

       d. make clear the difference between "equity securities" and "equity participations."

8.   The table lists Class W Shares, Class I Shares and Founder Class Shares. We note that the Fund's second amended and restated exemptive application, filed on May 17, 2022 (the "<u>Amended Exemptive Application</u>"), represents that the Fund intends to continuously offer Class W shares and Class I shares. Please supplementally explain why the Registration Statement seeks to register three classes of Shares while the Amended Exemptive Application discusses only Class W Shares and Class I Shares.

9.   The Fund states that the Shares will offered for sale on a continuous basis at the net asset value "subject to any applicable sales charges and other fees, as described herein." The Fund does not impose sales charges or other fees at purchase. Please revise the statement.

10.   Following the bulleted risk factors, the disclosure states that "[t]he Fund cannot guarantee that it will meet its investment objectives, and investing in the Fund involves risk. Before buying any of the Fund's shares, you should read the discussion of the principal risks of

investing in the Fund (see "*Risk Factors*")." We note that this disclosure also appears before the pricing table. To shorten the cover page disclosure, please remove this and any other duplicative disclosure.

11.   Following the bulleted risk factors, there are three paragraphs discussing the Adviser and Sub-Adviser. This information is repeated in the *Prospectus Summary*. Please shorten the disclosure on the cover page.

12.   In the paragraph beginning "[t]he Adviser has engaged Janus Henderson Investors US LLC", the Fund states that "[s]hareholders do not pay any Sub-Adviser fees." Shareholders will indirectly pay Sub-Adviser fees. Please delete the last sentence or revise to make clear that the Sub-Adviser fee is paid out of the Investment Management Fee.

13.   Per Item 1.1.d., in the paragraph beginning "[t]his Prospectus provides the information …":

        a. in the fourth sentence, please add "or other information about the Fund" immediately after "Fund's SAI and annual and semi-annual reports" and delete ", when available," from the sentence; and

        b. disclose the toll-free telephone number for investors to call, and e-mail address, if any, to make shareholder inquiries.

14.   Please add the legend required by Item 501(k) of Regulation S-K.

Prospectus Summary

The Fund and the Shares

15.   Following the last sentence of the subsection, please add that there is no assurance that the SEC will grant the exemptive order requested by the Fund. Please ensure that similar language is included in each instance where the Fund discloses that it has applied, or will apply, for exemptive relief.

The Reorganization

16.   Please disclose, if true, that the Predecessor Fund was a private fund not subject to the 1940 Act.

Investment Strategies

17.   Please disclose the types of commercial real estate underlying the Fund's investments.

18.   Please disclose that the Fund is concentrated (*i.e.* invests more than 25% of total assets) in the real estate industry.

Leverage

19.   The Fund states that it may employ leverage through derivative instruments. Please disclose the types of derivative instruments the Fund uses, how they are employed and their associated principal risks. If derivatives are counted towards the Fund's 80% investment policy, please disclose in an appropriate location in the Prospectus that derivatives are valued based on marked to market value for purposes of the 80% investment policy. If derivatives are not part of the Fund's principal investment strategy, please remove the references to the use of derivatives in this discussion and elsewhere in the Prospectus.

20.   The Fund states that leverage "will decrease the Fund's return if the Fund fails to earn as much on its investments purchased with borrowed funds as it pays for those funds." If derivatives are a part of the Fund's principal investment strategy, please also disclose the potential negative consequences of using derivatives.

Adviser

21.   The Fund states that FREG or other affiliates of the Adviser may be engaged to provide third-party property management and other services, including services for Workout Assets. If FREG or other affiliates may provide third-party property management and other services in connection with other Fund investments, or if the Fund may invest in assets that are being serviced by FREG or other affiliates of the Adviser, please disclose this specifically in an appropriate location in the Prospectus.

Fees and Expenses

22.   Under *Shareholder Servicing Fees*, please change the reference to "Class II Shares" in the penultimate sentence to "Class W Shares and Founder Class Shares." Under *Distribution and Shareholder Servicing Fee*, please add a reference to Founder Class Shares to the sentence "Class I Shares are not subject to the Distribution and Servicing Fee."

23.   Please add a discussion of the fees paid to PINE Advisor Solutions.

The Offering

24.   For each class of Shares, the minimum initial and subsequent investments are $10,000 and $1,000, respectively. To help investors understand which Share class or classes are available to them, please explain in the disclosure the distribution channels through which each class of Shares will be offered.

Expense Limitation Agreement

25.   Please supplementally explain the discrepancy in the expense caps for Class I Shares (2.25%) and Founder Class Shares (1.60%). The only difference between the two classes

appears to be that the Class I Shares have a 0.10% Shareholder Servicing Fee, while the Founder Class Shares do not.

26.   In the penultimate sentence, please add "(after giving effect to reimbursement)" immediately after "will not cause a Class's operating expenses".

Distribution Policy

27.   The Fund states that "[t]he amount of any distributions the Fund may make is uncertain." However, there is disclosure in multiple places in the Prospectus that suggest that the Fund seeks to achieve a target distribution yield or target rate of return (*e.g.*, see *Risk Factors—Partial or Total Loss of the Fund's Capital, Inability to Achieve Targeted Rate of Return*, and *Distribution Policy*). Please reconcile the disclosure throughout.

28.   With respect to the penultimate sentence, please briefly explain what a return of capital means to investors for tax purposes.

29.   Please consider adding a cross reference to the risk factor(s) which discuss the risk posed by the last sentence of the subsection.

Risk Factors

30.   Please briefly summarize the principal risks of an investment in the Fund in the *Prospectus Summary*, including the principal risks related to the Fund's repurchase offers. Please note that the synopsis disclosure should summarize the principal risks, and not just repeat the *Risk Factors* disclosure. (See Instruction to Item 3.2.)

31.   To accord with the Fund's fundamental policy, under *Concentration Risk*, please change the reference to "concentration in the real estate sector" to "concentration in the real estate industry."

Closed-End Fund Structure

32.   In the fourth sentence of the paragraph, please insert "continuously offer its Shares and" immediately prior to "provide limited liquidity to shareholders".

Repurchases of Shares

33.   Please add the following disclosure to this subsection:

    a.   the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares;

    b.   whether the Fund currently expects to offer to repurchase additional Shares in the event a repurchase offer is oversubscribed;

    c.   the circumstances under which the Fund will repurchase tendered Shares on a *pro rata* basis and the consequences of such pro ration; and

     d.   the date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.

34.   Please revise the disclosure in this subsection and elsewhere in the Prospectus to clarify that the early repurchase fee will only be imposed if the Fund receives an exemptive order from the SEC permitting imposition of the fee and that there is no assurance that the SEC will grant such relief. If the Fund does not plan to offer Shares until the exemptive order has been granted, please advise us supplementally.

35.   For clarity, please add a separate heading to the paragraph discussing the early repurchase fee.

Summary of Fund Expenses

36.   The table is titled "Shareholder Fees." Please revise the headings and subheadings to comply with the requirements of Item 3.1.

37.   Please move the disclosure regarding the $15.00 wire transfer fee to the body of the table.

38.   The Fund states that it will originate loans. The Fund may also invest in Workout Assets which may require property management or other services. Please supplementally confirm that expenses in connection with loan origination and servicing of Workout Assets, if borne by the Fund, are reflected in the fees and expenses table.

39.   In the introductory paragraph to the Example, please disclose:

    a.   that the Example assumes an investment of $1,000 in the Fund for the time periods indicated; and

    b.   if accurate, that the Example reflects the fee waiver/expense reimbursement arrangement through the date of its scheduled termination.

Use of Proceeds

40.   If applicable, please disclose that the Fund will maintain a portion of the proceeds of the continuous offering in cash to satisfy periodic repurchase offers.

Investment Objectives, Policies, and Strategies

Market Opportunity

41.   Given current market conditions, please supplementally confirm the statement that commercial real estate-related debt is expected to continue to grow for the foreseeable future.

Investment Strategies

42.   As stated in the Prospectus Summary, please add that the Fund may invest in below investment grade securities. Please disclose here and in the *Prospectus Summary* whether there is any limit on the Fund's investments in below investment grade securities or their equivalents.

43.   In the second paragraph, please plain English the term "capital stack." Please explain what the Adviser's "capabilities" are that allow it "to invest in all phases of the market cycle."

44.   Most of the third, fourth and fifth paragraphs discuss the capabilities of the FREG, Janus Henderson, the Adviser and Sub-Adviser, and not the Fund's investment strategy. Please move this information to another location in the Prospectus.

Types of Investments

45.   The Fund states under *Real Estate-Related Debt Investments* that "[t]o the extent expenses associated with originating or servicing such loans are not borne by the borrower, the Adviser will be responsible for such expenses." However, Section 5(b)(iv) of the Investment Management Agreement seems to obligate the Fund to pay these expenses. If the Adviser will pay the expenses associated with originating or servicing such loans (to the extent not borne by the borrowers), please disclose whether this a voluntary commitment by the Adviser, notwithstanding the terms of the Investment Management Agreement, and whether the Adviser may stop paying these expenses at any time.

46.   The Fund states under *Real Estate-Related Debt Investments* that it will directly originate loans. Please add a discussion of loan origination to the investment strategy discussions in the *Investment Strategies* subsections under *Prospectus Summary* and *Investment Objectives, Policies, and Strategies*.   Please include a cross reference to the more detailed discussion of loan originations in the Prospectus. Please also disclose the following:

   a.   any limits on loan origination by the Fund, including a description of any limits imposed by the Fund's fundamental investment restrictions;

   b.   the loan selection process, including any limits or targets on maturity and duration of individual loans, borrower and loan types and geographic location of the borrower;

   c.   the underwriting standards for the loans;

   d.   whether the Fund will be involved in servicing the loans and, if so, a description of its servicing obligations;

e. whether the Fund will set up its own online lending platform to originate these loans; and

f. any limits on the amount of loans the Fund may originate to issuers in the same industry (*e.g.*, no more than 25% of the Fund's assets).

47. The Fund states under *Risk Factors—Risks Relating to Non-Performing Loans*, that it "may originate or acquire direct or indirect interests in real estate loans that at the time of their acquisition or thereafter may be non-performing." Please tell us whether the Fund expects to originate subprime loans. If so, please disclose (a) to what extent the Fund expects to do so, and (b) any unique risks.

We may have further comments after reviewing your responses to questions 46 and 47.

Potential Investment Structures

48. The Fund states that Direct Real Estate Investments will be held through Wholly-Owned Entities, Co-Investment Entities and Joint Venture Entities. Please address the following comments:

a. with respect to Wholly-Owned Entities, please supplementally confirm that any management fee (including any performance fee) paid to any investment adviser to manage a Wholly-Owned Entity will be included in Management Fee line item of the Fund's fee table and the Wholly-Owned Entity's expenses will be included in "Other Expenses" in the Fund's fee table;

b. disclose that the Fund does not currently intend to create or acquire any Subsidiary (as defined below), other than the Wholly-Owned Entities; and

c. with respect to Co-Investment Entities and Joint Venture Entities, please confirm that the Fund has considered the implications of rules 3-09 and 4-08(g) of Regulation S-X in terms of whether any consolidation of these entities is necessary and other required disclosures necessary for both Fund disclosure documents and shareholder reports.

49. Please disclose whether the Fund may invest in entities that primarily engage in investment activities in securities or other assets and are "primarily controlled" by the Fund (each such entity, a "Subsidiary"). For these purposes, a "primarily controlled" entity means (a) the Fund controls the entity within the meaning of Section 2(a)(9) of the 1940 Act, and (b) the Fund's control of the entity is greater than that of any other person. With respect to each Subsidiary, please address the following comments in an appropriate location in the Prospectus:

a. disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;

b. disclose that the Fund complies with the provisions of 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18;

c. disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the Subsidiary's investment advisory agreements may be combined;

d. disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary, if any;

e. disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary;

f. supplementally explain whether the financial statements of the Subsidiaries will be consolidated with those of the Fund. If not, please explain why not;

g. supplementally confirm that each Subsidiary, and any board of directors it has, will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with section 31 of the 1940 Act and the rules thereunder; and

h. if any Subsidiary will be organized outside the United States, supplementally confirm that any foreign organized Subsidiary and any board of directors it has will agree to designate an agent for service of process in the United States.

Leverage

50. The leverage discussion does not include mention of reverse repurchase agreements, even though the Fund's annual report for the year ended December 31, 2021 (the "Annual Report") shows reverse repurchase agreements comprised (24.5)% of the Fund's portfolio. Please disclose that the Fund will use reverse repurchase agreements and add appropriate risk factor disclosure under *Risk Factors*.

Repurchase of Shares

51. Please consider disclosing in which months quarterly repurchase offers are expected to occur.

52.   If the Fund will accept all repurchase requests by persons who own, beneficially or of record, an aggregate of not more than 100 shares and who tender all of their Shares for repurchase, before prorating shares tendered by others, consider disclosing this in the Prospectus.

53.   Please include a cross reference to the discussion of the federal tax consequences to Shareholders of the repurchase of Shares.

54.   The Fund states that the periodic repurchase offer notice "may be included *in* a Shareholder report or other Fund document." Should the statement be revised as "may be included *with* a Shareholder report or other Fund document"? If not, please supplementally explain why it is appropriate to include a repurchase offer notice, which would include a repurchase request form, in another Fund document.

Risk Factors

55.   The *Risk Factors* section is 26 pages long, is divided into seven subsections, and comprises more than one-third of the length of the Prospectus. Please consider consolidating some of the subsections and revising the risk factors to consolidate overlapping or similarly themed risks. Please also consider grouping risks that are not material risks to the Fund in a separately headed subsection or moving such risks to the SAI. We may have further comments after reviewing the revised *Risk Factors* section.

56.   Please address the following risks in the appropriate subsection of the Risk Factors:

      a. below investment grade securities risk;

      b. equity risk related to the Fund's investments; and

      c. preferred stock risk related to the Fund's investments.

Risks Related to an Investment in the Fund

57.   In the risk factor titled *Non-Listed Closed-End Interval Fund; Liquidity Risk*, change the reference to diversified to "non-diversified" in the first sentence. The Fund states that "[s]hareholders are also subject to transfer restrictions and there is no guarantee that they will be able to sell their Shares." Please explain what these transfer restrictions are.

58.   The Annual Report shows that $22.6 million of the Fund's investments are categorized as Level 3 investments. Please add a stand-alone risk factor on valuation risk to the principal risks or explain supplementally why the risk factor is not necessary.

59.   With respect to *Repurchase Offers Risk* please disclose:

      a. if applicable, that: (i) offering proceeds could be used to meet repurchase obligations, (ii) such use of offering proceeds may constitute a return of capital and the applicable tax consequences, and (iii) any capital returned to shareholders through repurchases will be distributed after payment of Fund fees and expenses;

b. that if the Fund sells portfolio holdings in order to fund repurchase requests, the repurchase of Shares will be a taxable event for shareholders; and

c. that the Fund may involuntarily repurchase Shares under certain circumstances and the consequences of such repurchases to Shareholders.

60. Under *Litigation*, please disclose the type of litigation that the Fund may be subject to.

61. Please consider whether the risk titled *The Fund Has Not Identified Specific Investments*, is appropriate given that the Fund has been operating since April 2021.

Risks Related to the Fund's Financing Strategy

62. The compliance date for rule 18f-4 under the 1940 Act is August 19, 2022. Please revise the discussion under *Leverage Limitations under the Investment Company Act* to reflect how the Fund will comply with the rule next month. If the Fund expects to no longer segregate assets once rule 18f-4 becomes effective, please remove the asset segregation disclosure.

Risks Related to Conflicts of Interest

63. Please address the following comments:

a. disclose the conflicts raised by payment to the Adviser's affiliates who may be engaged to provide third-party property management and other services for the Fund's investments in real estate, including Workout Assets;

b. the risk factor discusses risks posed by the Fund's reimbursement to the Adviser "for both direct administrative expenses as well as indirect administrative costs" and "compensatory costs incurred by the Adviser and its affiliates." Please supplementally explain what "administrative costs and expenses" and "compensatory costs" are contemplated;

c. the risk factor identifies the use of leverage as creating a conflict of interest for the Adviser. We note that the Investment Management Fee is "calculated at the annual rate of 1.50% of the Fund's average daily net assets" and does not include assets attributable to leverage. Please revise to explain how leverage creates a conflict of interest for the Adviser when assets attributable to leverage are not included for purposes of calculating the Investment Management Fee; and

d. consider moving the more detailed discussion of the potential conflicts of interests discussed in this section to the stand-alone *Conflicts of Interest* section and include in that section a discussion of the policies and procedures the Adviser and its affiliates have in place to address each of the conflicts discussed in the Prospectus.

Management of the Fund

Sub-Adviser

64.   Please disclose the principal business address of the Sub-Adviser. (See Item 9.1.b.(1).)

65.   Please describe the Sub-Adviser's compensation. (See Item 9.1.b.(3).)

Portfolio Manager

66.   Include a statement that the SAI provides additional information about the Portfolio Manager's compensation, other accounts managed by the Portfolio Manager, and the Portfolio Manager's ownership of securities in the Fund. (See Item 9.1.c.)

Conflicts of Interest

67.   Please remove the following statement from the section:

> By acquiring Shares of the Fund, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under the provisions of applicable state law or Federal securities law which cannot be waived or modified.

Shareholder Servicing Plan and Distribution and Service Plan

Shareholder Servicing Plan

68.   The first paragraph of the subsection states that the fee applies only to Class W shares while the table and disclosure elsewhere in the Prospectus states that the fee applies to Class I Shares. Please reconcile.

Determination of Net Asset Value

69.   Please revise the second sentence of the first paragraph and first sentence of the second paragraph to reflect that assets attributable to investment company leverage are included for purposes of calculating the Fund's NAV.

70.   In the first sentence of the second paragraph, change "fair value" to "value."

Quarterly Repurchase Offers

71. In the subsection titled *Suspension or Postponement of Repurchase Offers*, please add at the end of the discussion that the Fund will provide notice to Shareholders of any suspension or postponement of a repurchase offer.

Distribution Policy

72. The second paragraph of the section states that "[t]he dividend distribution described above may result in the payment of approximately the same amount or percentage to the Fund's shareholders each quarter." Please supplementally explain why the Fund's dividend distributions would result in payment of approximately the same amount or percentage to shareholders quarterly.

Description of Capital Structure and Shares

Legal Proceedings

73. Please revise the reference to "10% of the shares" to "10% of the shares of the affected class or classes." Please disclose that: (a) a shareholder(s) may bring a derivative action only if he/she/they makes a pre-suit demand upon the Board to bring the subject action; (b) the Trustees are given a reasonable amount of time consider and investigate the request; and (c) the Trustees may retain counsel or other advisers in considering the merits of the request and will require an undertaking by the shareholder(s) making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action. Please also disclose that the requirements that 10% of the shares of the affected class(es) join in bringing the action and that requesting shareholders provide an undertaking to reimburse the Fund for the expense of any advisers retained by the Trustees, in the event that the Trustees determine not to bring such action, do not apply to claims arising under the federal securities laws.

STATEMENT OF ADDITIONAL INFORMATION

Cover Page

74. In the second sentence of the first paragraph, please add the date of the Prospectus (See Item 14.1.d.)

Fundamental Policies

75. Please revise the third fundamental policy to address whether the Fund may or may not write put options. (See Item 17.2.b.)

76. Please add a fundamental policy addressing the purchase or sale of real estate and real estate mortgage loans. (See Item 17.2.f.)

Repurchases and Transfers of Shares

Involuntary Repurchases

77.   Please address the following comments:

    a. in both the first sentence and the first bullet point of the section, change the reference to "LLC Agreement" to "Fund's Declaration of Trust and By-Laws";

    b. in the first sentence, consider whether the reference to "rule 23c-2" should be a reference to "rule 23c-3";   and

    c. move this discussion to the *Quarterly Repurchase Offers* section of the Prospectus.

Code of Ethics

78.   Please revise the disclosure regarding how a shareholder may read or copy these Codes of Ethics per the requirements of Item 18.15.

Investment Advisory and Other Services

79.   Please provide the information required by Item 20.1.c. (1) and (2).

80.   Please provide the information required by Items 20.2 and 20.3. If the information is located elsewhere, please supplementally disclose the location of such information in the Registration Statement.

Allocation of Brokerage

81.   Please disclose the aggregate amount of any brokerage commissions paid by the Fund during the most recent fiscal year. (See Item 22.1.)

Proxy Voting Policies and Procedures

82.   The SAI includes the proxy voting policies and procedures of the Adviser and Sub-Adviser. Please add a section to the SAI to address the requirements of Item 18.16.

PART C

Financial Statements and Exhibits

83.   Please supplementally confirm that the Fund will file executed copies of the agreements filed as "form of" agreements, as well as any Fund credit agreement, when available.

Signatures

84.   Please note the signature requirements of Section 6(a) of the 1933 Act require that the Registration Statement also be signed by the Fund's principal accounting officer or

comptroller. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the 1933 Act should indicate each capacity in which he or she signs the Registration Statement.

* * * *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6907 or chooy@sec.gov.

Sincerely,
/s/ Yoon Choo
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Sally Samuel, Branch Chief